UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

September 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00165C104	Page 2 of 10

1.	Names of Reporting Persons. SLA CM Avatar Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,317,145 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,317,145 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,317,145 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of AMC Entertainment Holdings, Inc. (the “Issuer”) which would be received upon conversion of $450 million aggregate principal amount of 2.95% Convertible Senior Secured Notes due 2026 (the “2026 Convertible Notes”) held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock to be received upon conversion represent 22.5% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

CUSIP NO. 00165C104	Page 3 of 10

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,317,145 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,317,145 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,317,145 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 22.5% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

CUSIP NO. 00165C104	Page 4 of 10

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,317,145 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,317,145 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,317,145 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 22.5% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

CUSIP NO. 00165C104	Page 5 of 10

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,422,860 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,422,860 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,422,860 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 30.0% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

CUSIP NO. 00165C104	Page 6 of 10

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,422,860 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,422,860 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,422,860 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 30.0% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

CUSIP NO. 00165C104	Page 7 of 10

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,422,860 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,422,860 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,422,860 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 74.0381 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 30.0% of the total common stock of the Issuer which would be outstanding assuming conversion of all of the outstanding $600 million principal amount of 2026 Convertible Notes. See Item 5.

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) is being filed by SLA CM Avatar Holdings, L.P. (“SLA Avatar”), SLA CM GP, L.L.C. (“SLA GP”), SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”), Silver Lake Alpine Associates, L.P. (“SLAA”), SLAA (GP), L.L.C. (“SLAA GP”), and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Avatar, SLA GP, SLA GP LLC, SLAA and SLAA GP, “Silver Lake” or the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on May 1, 2020, as amended by Amendment No. 1 filed on July 13, 2020 and Amendment No. 2 filed on August 3, 2020 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons. This Amendment is being filed to reflect an updated number of shares of Class A Common Stock beneficially owned by the Reporting Persons and related information in connection with the automatic adjustment to the conversion rate on the 2.95% Convertible Senior Secured Notes due 2026 (the “2026 Convertible Notes”) as further described below in Item 6.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 33,317,145 shares of the Issuer’s Class A Common Stock, or 36.7% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is based on the 33,317,145 shares of Class A Common Stock which would be received upon conversion of the $450 million aggregate principal amount of 2026 Convertible Notes held by SLA Avatar. In addition, SLAA, SLAA GP and SLG may be deemed the beneficial owner over an additional 11,105,715 shares of Class A Common Stock which would be received by Sargas Investment Pte. Ltd. (the “Syndication Purchaser”), an entity not affiliated with the Reporting Persons, upon conversion of the $150 million aggregate principal amount of 2026 Convertible Notes it holds, based on the rights granted to Silver Lake under a note purchase agreement (the “Syndication Note Purchase Agreement”), as further described below in Item 6 of the Schedule 13D. As a result, in the aggregate, SLAA, SLAA GP and SLG may be deemed the beneficial owner over 44,422,860 shares of Class A Common Stock, or 43.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act. The shares of Class A Common Stock which would be received upon conversion of the total $600 million aggregate principal amount of 2026 Convertible Notes reported herein would equal approximately 30.0% of the total common stock of the Issuer which would be outstanding following such conversion, representing approximately 18.5% of the total voting power of all common stock which would be outstanding following such conversion.

Calculations of beneficial ownership and voting power described herein are (i) based on the current conversion rate of the 2026 Convertible Notes of 74.0381 shares of Class A Common Stock which would be delivered upon conversion of each $1,000 principal amount of 2026 Convertible Notes, which is equivalent to a conversion price of approximately $13.51 per share of Class A Common Stock, (ii) based on 57,549,593 shares of Class A Common Stock and 51,769,784 shares of Class B common stock of the Issuer outstanding as of August 3, 2020, as set forth in the Issuer’s Registration Statement on Form S-3, filed on August 28, 2020 and (iii) in the case of calculations of percentage of total common stock of the Issuer which would be outstanding following conversion and total voting power following conversion, assume the forfeiture of certain shares of Class B common stock by Wanda America Entertainment, Inc. following any such conversion, as described in Item 6 to this Schedule 13D.

8

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached to Amendment No. 1 to the Schedule 13D (“Annex A”) and incorporated herein by reference in response to this Item 5.

(c) Other than as may be deemed to result from the matters described herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock since the filing of Amendment No. 2 to the Schedule 13D on August 3, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Conversion Rate Reset Pursuant to Indenture Governing the 2026 Convertible Notes

As set forth in the amended and restated Indenture governing the 2026 Convertible Notes (the “A&R Convertible Notes Indenture”), the initial Conversion Rate applicable to the 2026 Convertible Notes was 52.7704 shares of Class A Common Stock per $1,000 principal amount of the 2026 Convertible Notes. Pursuant to the terms of the A&R Convertible Notes Indenture, because the then-applicable conversion price on September 14, 2020 was greater than 120% of the daily average of the volume-weighted average price of the Issuer’s Class A Common Stock for the ten trading days prior to September 14, 2020, the Conversion Rate for the 2026 Convertible Notes was automatically reset on September 14, 2020, adjusting the conversion price downward to a price calculated as the greater of (i) 120% of the daily average of the volume-weighted average price of the Issuer’s Class A Common Stock for the ten trading days prior to September 14, 2020 or (ii) the conversion price calculated such that the shares of Class A Common Stock to be received upon conversion would not exceed 30% of the Issuer’s then outstanding fully-diluted share capital, as adjusted for the forfeiture of certain shares of the Issuer’s Class B Common Stock held by Wanda America Entertainment, Inc. (“Wanda”) pursuant to the Wanda Repurchase Agreement (as described in Item 6 to this Schedule 13D), resulting in an adjusted Conversion Rate applicable to the 2026 Convertible Notes of 74.0381 shares of Class A Common Stock per $1,000 principal amount of the 2026 Convertible Notes. As a result of the reset of the Conversion Rate as described above, certain shares of the Issuer’s Class B Common Stock held by Wanda will be forfeited to the Issuer and cancelled following the conversion of the 2026 Convertible Notes by the holders thereof. Pursuant to the terms of the A&R Convertible Notes Indenture, the Conversion Rate will be further adjusted if any cash dividend or distribution is made to all or substantially all holders of the Issuer’s common stock (other than a regular, quarterly cash dividend that does not exceed $0.10 per share). Further, any 2026 Convertible Notes that are converted in connection with a Make-Whole Fundamental Change (as defined in the A&R Convertible Notes Indenture) are, under certain circumstances, entitled to an increase in the Conversion Rate. The conversion obligation of the Issuer with respect to the 2026 Convertible Notes will be satisfied in shares of Class A Common Stock unless the Issuer determines to satisfy such obligations in part or whole in cash, as determined by the Issuer from time to time upon ten trading days’ notice to Silver Lake and the Syndication Purchaser.

References to and descriptions of the 2026 Convertible Notes and the A&R Convertible Notes Indenture set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the A&R Convertible Notes Indenture, which has been filed as Exhibit G to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on August 3, 2020, and is incorporated by reference herein.

9

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020
SLA CM Avatar Holdings, L.P.
	By:	SLA CM GP, L.L.C. its general partner

	By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA CM GP, L.L.C.

	By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine Aggregator GP, L.L.C.
	By:	Silver Lake Alpine Associates, L.P., its managing member
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA (GP), L.L.C.
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel